EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Three
						Months	Months
	Years Ended December 31,					Ended	Ended
	2010	2011	2012	2013	2014	3/31/2015	3/31/2015
EARNINGS
Income Before Income Taxes	$122,887	$192,257	$180,835	$163,681	$137,511	$145,800	$21,726
Fixed Charges (as below)	65,834	58,822	58,984	57,647	58,233	59,514	15,844
Total Earnings	$188,721	$251,079	$239,819	$221,328	$195,744	$205,314	$37,570

FIXED CHARGES
Interest Expense	$63,362	$54,700	$55,286	$53,175	$54,641	$55,894	$14,570
Credit for Allowance for Borrowed Funds Used During Construction	572	822	1,098	2,272	1,792	1,820	824
Estimated Interest Element in Lease Rentals	1,900	3,300	2,600	2,200	1,800	1,800	450
Total Fixed Charges	$65,834	$58,822	$58,984	$57,647	$58,233	$59,514	$15,844

Ratio of Earnings to Fixed Charges	2.86	4.26	4.06	3.83	3.36	3.44	2.37